                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          American Pacific Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    028740108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Mr. J. Ezra Merkin                         With a copy to:
Gabriel Capital, L.P.                      Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                 Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                  405 Lexington Avenue
(212) 838-7200                             New York, New York 10174
                                           (212) 973-0111


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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CUSIP No.  028740108                  13D                      Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gabriel Capital Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        91,185

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            91,185


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     91,185


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  028740108                  13D                      Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     J. Ezra Merkin

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


________________________________________________________________________________
               7    SOLE VOTING POWER
                    134,412
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        91,185

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    134,412
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            91,185


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     225,597


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  028740108                  13D                      Page 4 of 6 Pages


                                  SCHEDULE 13D

                  This Amendment No. 4 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of January 25, 2000 (the "Schedule 13D"), Amendment No. 1 to the
Schedule 13D relating to the event date of June 10, 1999, relating to the common stock (the "Common Stock") of American Pacific Corporation (the "Issuer"), Amendment No. 2 to the Schedule 13D relating to the event date of January 4, 2000 and Amendment No. 3 to the Schedule 13D relating to the event date of January 25, 2000, each filed by Gabriel Capital Corporation and J. Ezra Merkin. Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 3770 Howard Hughes Parkway, Suite 300, Las Vegas, Nevada 89109.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) and (b)

                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 91,185 shares of Common Stock held by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 91,185 shares of Common Stock, or 1.3% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 134,412 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 91,185 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 225,597 shares of Common Stock, or 3.2% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,078,637 outstanding shares of Common Stock of the Issuer as of January 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1999.

                  In addition, an employee of the Reporting Persons is the beneficial owner of less than 0.1% of the Common Stock.

                  (c) The transactions in the Common Stock by the Reporting Persons since the filing of Amendment No.3 to the Schedule 13D are set forth on Annex A hereto.

                  (d) Not Applicable.

CUSIP No.  028740108                  13D                      Page 5 of 6 Pages


                  (e) The Reporting Persons ceased being the beneficial owner of more than five percent of the Common Stock on March 6, 2000.

CUSIP No.  028740108                  13D                      Page 6 of 6 Pages


Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         GABRIEL CAPITAL CORPORATION

                         By: /s/ J. Ezra Merkin
                             ---------------------------
                             Name:  J. Ezra Merkin
                             Title: President

                         By: /s/ J. Ezra Merkin
                             ---------------------------
                             J. EZRA MERKIN

Dated:  March 27, 2000

                                     Annex A

                  Purchases and Sales of Shares of Common Stock
                  Since the Most Recent Filing on Schedule 13D



                                                       Number of Shares
                                                       ----------------
                  Price           Aggregate
                  Per             Share
Date              Share           Amount           Ariel Fund         Gabriel
----              -----           ------           ----------         -------
2/01/00(2)         7.7813          2,000            1,192                808
2/03/00(2)         7.8125          1,000              596                404
2/04/00(1)         8.00           40,000           23,840             16,160
2/07/00(1)         8.00           50,000           29,800             20,200
3/02/00(1)         9.3125            300              179                121
3/06/00(1)         9.25            5,400            3,218              2,182
3/06/00(1)         9.7471         17,100           10,192              6,908
3/06/00(1)        10.02           56,300           33,555             22,745
3/23/00(1)         7.875          80,000           47,680             32,320



----------
(1)  Open market sale
(2)  Open market purchase